News Release

IREN Achieves Mid-Year Target of 50 EH/s
Establishes Global Leadership in Efficient Bitcoin Mining

SYDNEY, AUSTRALIA, June 30, 2025 (GLOBE NEWSWIRE) – IREN Limited (NASDAQ: IREN) ("IREN") today announced it has reached its mid-year target of 50 EH/s installed self-mining capacity.

Daniel Roberts, Co-Founder and Co-CEO of IREN, commented:

"Reaching 50 EH/s is a defining milestone and a testament to our ability to rapidly deliver complex energy and data center infrastructure. In just 30 months, we've scaled organically ~50x to become one of the world's largest and most efficient Bitcoin miners.

With 50 EH/s of mining expansion complete, we're now turning to our next frontier, leveraging the same execution discipline to scale AI infrastructure across high-growth compute markets."

50 EH/s Milestone Achieved

The 50 EH/s milestone is anchored by our 750MW Childress site, now supporting 650MW of operating capacity and forming the foundation of our next phase of growth with Horizon 1, a 50MW liquid-cooled AI data center, set for delivery in Q4 2025.


Data Center Capacity
30MW
39MW
130MW
180MW
180MW
260MW
510MW
810MW
IPO
H1 '22
H2 '22
H1 '23
H2 '23
H1 '24
H2 '24
H1 '25
Canal Flats
Mackenzie
Prince George
Childress


Installed Hashrate
361% CAGR
1.1 EH/s
5.6 EH/s
31 EH/s
40 EH/s
50 EH/s
Dec '22
Dec '23
Dec '24
Apr '25
June '25



Childress Aug-22



Childress Apr-23



Childress May-25

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News Release

Platform for Long-Term Value Creation

IREN's 50 EH/s platform combines scale, efficiency and financial resilience built to endure Bitcoin cycles and market volatility:

- **Low-cost production** – $41k all-in cash cost per Bitcoin last quarter with further operating leverage expected, driven by 15 J/TH efficiency, scale, low-cost renewable energy and vertical integration.[1]
- **Asymmetric upside and resilient cash flows** – exposure to Bitcoin upside, with built-in downside protection from low-cost operations that can help mitigate the impact of market downturns by allowing for increased Bitcoin production as higher-cost peers exit.
- **Immediate revenue realization** – daily Bitcoin sales avoid balance sheet exposure and tie performance to operations, not price speculation.
- **No near-term mining hardware capex** – recent fleet refresh minimizes capital needs and maximises free cash flow.
- **Flexible capital structure** – convertible notes remain only source of non-equity financing, preserving flexibility for the next phase of growth.

These fundamentals provide substantial capital and capacity to accelerate our AI strategy, delivering high-performance AI infrastructure for a new wave of compute demand.

Illustrative Annualized Hardware Profit Sensitivities at 50 EH/s[2]

Network Hashrate	837 EH/s			1,000 EH/s		
Bitcoin Price	**$23k**	**$60k**	**$105k**	**$125k**	**$150k**	**$200k**
Mining Revenue	$235m	$607m	$1,062m	$1,058m	$1,269m	$1,692m
Net Electricity Costs	($235m)	($235m)	($235m)	($235m)	($235m)	($235m)
Illustrative Hardware Profit	**$0m**	**$372m**	**$827m**	**$823m**	**$1,034m**	**$1,457m**
	Assumes no reduction in network difficulty		**Current**			

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PROCEED WITH PURPOSE. 3 Assumptions and Notes 1. $41k all-in cash cost per Bitcoin mined reflects all direct and indirect costs for the quarter ended March 31, 2025, including total net electricity costs and other costs (employee benefits expense, professional fees, site expenses, RECs and other operating expenses excluding one-off items), divided by the number of Bitcoin mined during the same period. 2. Illustrative Hardware Profit sensitivities reflect illustrative mining revenue less assumed net electricity costs across different Bitcoin price and network hashrate scenarios. Source: CoinWarz Bitcoin Mining Calculator. Illustrative calculations and inputs assume hardware operates at 100% uptime, 3.5c/kWh net electricity costs, 3.125 BTC block reward, 0.1 BTC transaction fees, 0.16% pool fees and 765MW power consumption. Illustrative Hardware Profit is for illustrative purposes only and should not be considered projections of IREN’s operating performance. Inputs are based on assumptions, including historical information, which are likely to be different in the future and users should input their own assumptions. There is no assurance that any illustrative outputs will be achieved within the timeframes presented or at all, or that mining hardware will operate at 100% uptime. The above should be read strictly in conjunction with the forward-looking statements disclaimer in this press release. Forward-Looking Statements This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites, design and deploy direct-to-chip liquid cooling systems, and diversify and expand into the market for high performance computing (“HPC”) solutions (including the market for cloud services (“AI Cloud Services”) and potential colocation services; IREN’s limited experience with respect to new markets it

PROCEED WITH PURPOSE. 4 has entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services and potential colocation services); expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current and future HPC solutions (including AI Cloud Services and potential colocation services) that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into markets for HPC solutions (including AI Cloud Services and potential colocation services); IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of its HPC solutions (including AI Cloud Services and potential colocation services) and other counterparties; the risk that any current or future customers, including customers of its HPC solutions (including AI Cloud Services and potential colocation services), or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; IREN’s reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s miner hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services and potential colocation services) it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services and potential colocation services) IREN offers); delays, increases in costs or reductions in the supply of equipment used in IREN’s operations including as a result of tariffs and duties, and certain equipment being in high demand due to global supply chain constraints; changing political and geopolitical conditions, including changing international trade policies and the implementation of wide-ranging, reciprocal and retaliatory tariffs and trade restrictions; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN’s ability to obtain, maintain, protect and enforce its intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; any pending or future acquisitions, dispositions, joint ventures or other strategic transactions; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety requirements or liabilities; damage to IREN’s property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of the Company’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default, and any future litigation, claims and/or regulatory

PROCEED WITH PURPOSE. 5 investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services it offers, including laws and regulations related to data privacy, cybersecurity and the storage, use or processing of information and consumer laws; IREN’s ability to attract, motivate and retain senior management and qualified employees; increased risks to IREN’s global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect IREN’s business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease and any governmental or industry measures taken in response; IREN’s ability to remain competitive in dynamic and rapidly evolving industries; damage to IREN’s brand and reputation; our ability to remediate our existing material weakness and to establish and maintain an effective system of internal controls; expectations relating to environmental, social or governance issues or reporting; the costs of being a public company; the increased regulatory and compliance costs of IREN ceasing to be a foreign private issuer and an emerging growth company, as a result of which we will be required, among other things, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC commencing with our next fiscal year, and we will also be required to prepare our financial statements in accordance with U.S. GAAP rather than IFRS, and to modify certain of our policies to comply with corporate governance practices required of a U.S. domestic issuer; that we do not currently pay any cash dividends on our ordinary shares, and may not in the foreseeable future and, accordingly, your ability to achieve return on your investment in our ordinary shares will depend on appreciation, if any, in the price of our ordinary shares; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on August 28, 2024 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that IREN makes in this press release speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. Non-IFRS Financial Measures This press release includes non-IFRS financial measures, including net electricity costs and illustrative annualized hardware profit. We provide these measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of non-IFRS financial measures. For example, other companies, including companies in our industry, may calculate these measures differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance. Net electricity costs are calculated as our IFRS electricity charges, demand response program revenue (included in other income) and demand response fees (included in other operating expenses). Hardware Profit is calculated as revenue less net electricity costs (excludes all other site, overhead and REC costs).

PROCEED WITH PURPOSE. 6 About IREN IREN is a vertically integrated data center business powering the future of Bitcoin, AI and beyond utilizing 100% renewable energy. Strategically located in renewable-rich, fiber-connected regions across the U.S. and Canada, IREN’s large-scale, grid-connected facilities are purpose-built for the next generation of power-dense computing applications. ● Power & Land Portfolio: 2,910MW of grid-connected power secured across >2,000 acres in the U.S. and Canada, with an additional multi-gigawatt development pipeline. ● Next-Generation Data Centers: 810MW of operating data centers underpinning three verticals: Bitcoin Mining, AI Cloud Services and AI Data Centers. ● Bitcoin Mining: one of the world’s largest and lowest-cost Bitcoin producers with 50 EH/s of installed self-mining capacity. ● AI Cloud Services: delivering high performance cloud compute to AI customers with 1,896 NVIDIA H100 & H200 GPUs. ● AI Data Centers: end-to-end design, construction and operation of data center infrastructure tailored for AI workloads, with up to 50MW (IT load) liquid cooled capacity scheduled for delivery in 2025. Contacts Media Megan Boles Aircover Communications +1 562 537 7131 megan.boles@aircoverpr.com Jon Snowball Sodali & Co +61 477 946 068 +61 423 136 761 Investors Mike Power IREN mike.power@iren.com